CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                February 20, 2019


Ed Bartz
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7033
                    CBOE Vest Large Cap Buffered Portfolio
                                 (the "Trust")
                      CIK No. 1714684 File No. 333-221139
            -------------------------------------------------------


Dear Mr. Bartz:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Cover
-----

      1. IN THE LAST SENTENCE OF THE FIRST BULLET POINT, PLEASE ADD "A LIMITED DEGREE OF" BEFORE "DOWNSIDE 'BUFFERED' PROTECTION."

      Response: The prospectus has been revised in accordance with this comment.

      2. IN THE THIRD BULLET POINT, PLEASE DISCLOSE THAT UNITHOLDERS SHOULD BE WILLING TO FORGO ANY CAPITAL APPRECIATION ABOVE THE CAPPED AMOUNT OF 17%.

      Response: The prospectus has been revised in accordance with this comment.


Portfolio
---------

      3. PLEASE MOVE THE ENTIRE SECTION ENTITLED "PORTFOLIO" TO IMMEDIATELY FOLLOW THE TABLE OF CONTENTS.

      Response: The prospectus has been revised in accordance with this comment.

      4. IN THE SECOND PARAGRAPH, PLEASE EXPLAIN THAT THE FLEX OPTIONS ARE EUROPEAN-STYLE AND WHAT THAT MEANS.

      Response: The prospectus has been revised in accordance with this comment.

      5. IN THE THIRD PARAGRAPH, PLEASE DISCLOSE THE ANNUALIZED RETURN OF 17% OVER THE 15 MONTH LIFE OF THE TRUST.

      Response: The prospectus has been revised in accordance with this comment.


Hypothetical Examples
---------------------

      6. PLEASE CHANGE "TOTAL RETURN" TO LOSS IN THE FIRST SENTENCE OF THE LAST PARAGRAPH UNDER EXAMPLE 4 AND EXAMPLE 5.

      Response: The prospectus has been revised in accordance with this comment.

      7. PLEASE COPY THE PARAGRAPH IMMEDIATELY PRECEDING THE "TABLE OF HYPOTHETICAL SCENARIOS OF REDEMPTION AT MATURITY" TO THE COVER PAGE.

      Response: The prospectus has been revised in accordance with this comment.

      8. PLEASE ADD A COLUMN TO THE "TABLE OF HYPOTHETICAL SCENARIOS OF REDEMPTION AT MATURITY" SHOWING THE PERCENTAGE GAIN OR LOSS FOR UNITHOLDERS.

      Response: The prospectus has been revised in accordance with this comment.


Risks
-----

      9. PLEASE INCLUDE SMALL AND/OR MID CAP RISK.

      Response: The prospectus has been revised in accordance with this comment.

      10. PLEASE ADD A SECTION REGARDING THE SUITABILITY OF THE TRUST FOR CERTAIN INVESTORS. SEE THE ALAIA MARKET LINKED TRUST, SERIES 7-1 (OCT. 31, 2018; FILE NO. 333-222878).

      Response: The prospectus has been revised in accordance with this comment.


Redeeming Your Units
--------------------

      11. PLEASE REMOVE THE REFERENCE TO THE REDEMPTION FEE.

      Response: The prospectus has been revised in accordance with this comment.


      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                           Very truly yours,

                                           CHAPMAN AND CUTLER LLP


                                           By  /s/ Daniel J. Fallon
                                               -----------------------------
                                                   Daniel J. Fallon


Enclosures